Filed pursuant to Rule 424(b)(3)
File No. 333-255932
SUPPLEMENT DATED APRIL 18, 2023 TO THE CURRENT
STATUTORY PROSPECTUS FOR:
Invesco Dynamic Credit Opportunity Fund
(the “Fund”)
This supplement amends the Statutory Prospectus of the above referenced fund and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Statutory Prospectus and retain it for future reference.
The following information replaces the third paragraph under the heading “Summary of Terms – Use of Leverage” in the prospectus for the Fund:
Credit Facility. The Fund has entered into a $80 million credit agreement (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with a financial institution as agent (the “Agent”). As of April 12, 2023, the Fund’s outstanding borrowings under the Credit Facility were approximately $45 million, which represented approximately 15% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund.
In addition, effective November 18, 2022, the LLC entered into a $60 million revolving credit and security agreement with a financial institution (“LLC Facility”), which agreement is secured by the assets of the LLC. As of April 12, 2023, the LLC’s outstanding borrowings under the LLC Facility were approximately $54 million, which represented approximately 22% of the LLC’s total assets as of such date.
On a consolidated basis, the Fund’s and the LLC’s borrowings under their respective facilities represented approximately 19% of the combined total assets of the Fund and the LLC.
The Fund and the LLC are subject to certain covenants relating to their respective revolving credit and security agreements. Failure to comply with these restrictions could cause the acceleration of the repayment of the amount outstanding under the revolving credit and security agreements.
The following information replaces the fifth paragraph under the heading “Use of Leverage” in the prospectus for the Fund:
Credit Facility. The Fund has entered into a $80 million credit agreement, (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with a financial institution as agent (the “Agent”). As of April 12, 2023, the Fund’s outstanding borrowings under the Credit Facility were approximately $45 million, which represented approximately 15% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund.
In addition, effective November 18, 2022, the LLC entered into a $60 million revolving credit and security agreement with a financial institution (“LLC Facility”), which agreement is secured by the assets of the LLC. As of April 12, 2023, the LLC’s outstanding borrowings under the LLC Facility were approximately $54 million, which represented approximately 22% of the LLC’s total assets as of such date.
On a consolidated basis, the Fund’s and the LLC’s borrowings under their respective facilities represented approximately 19% of the combined total assets of the Fund and the LLC.
The Fund and the LLC are subject to certain covenants relating to their respective revolving credit and security agreements. Failure to comply with these restrictions could cause the acceleration of the repayment of the amount outstanding under the revolving credit and security agreements.
DCO-STATPRO-SUP-1